Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Universal Truckload Services, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-123385) on Form S-8 of Universal Truckload Services, Inc. of our report dated March 17, 2006, with respect to the consolidated balance sheets of Universal Truckload Services, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ (deficit) equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005, annual report on Form 10-K/A Amendment No. 1 of Universal Truckload Services, Inc.

/s/ KPMG LLP
Detroit, Michigan
March 22, 2006